4imprint Group plc

02 OCT -7 AM 10: 16

26th September 2002

02055231

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
25.09.02	LSE Notification – SRG Booth – shares purchase.

PROCESSED
OCT 0 9 2002
THOMSON
FINANCIAL

If you should have any questions or comments, please call the undersigned at 001-44-161 786 0389.

Yours faithfully

P.P. T.D Hallam

dw 10/8

Craig Slater
Finance Director

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk

Dealings by Directors

London STOCK EXCHANGE

AVS No 307909

Faxed by 'Chee' 25/9/02 3.05pm

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4IMPRINT GROUP PLC	**2.** Name of Director S R G BOOTH
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest IN RESPECT OF 2 ABOVE	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) S R G BOOTH
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) AS IN 2 ABOVE	**6.** Please state the nature of the transaction and the nature and extent of the directors interest in the transaction ACQUISITION OF SHARES

7. Number of shares/amount of stock acquired 10,000	**8.** Percentage of issued Class 0.03%	**9.** Number of shares/amount of stock disposed -	**10.** Percentage of issued Class -
11. Class of security 38 6/13 p ORD	**12.** Price per share 45p	**13.** Date of transaction 24/9/02	**14.** Date company informed 25/9/02

15. Total holding following this notification 210,652	**16.** Total percentage holding of issued class following this notification 0.73%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification

23. Any additional information	**24.** Name of contact and telephone number for queries CHRISTOPHER LEE 0161 272 4028
25. Name and signature of authorised company official responsible for making this notification Date of notification 25 SEPT 2002	R C A SLATER - CO. SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 071-588 6057, 071-334 8964/8965/8966

Continuing obligations: 071-797 1639/3850

ID. 8.4623